

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2010

Eric Anderson
President and Sole Director
LyonHeart Capital, Inc.
1500 Cliff Branch Drive
Henderson, NV 89123

>   **Re: LyonHeart Capital, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed September 27, 2010**
>   **File No. 333-169032**

Dear Mr. Anderson:

We have reviewed your registration statement and your responses to our comment letter dated September 16, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed September 27, 2010
Cover Page

1.   We note the revisions you made to the cover page in response to comment two of our letter dated September 16, 2010. You disclose on page 16 that "Mr. Anderson must sell *all* of the shares of the new issue offering prior to sale of any shares held by him." (emphasis added). This is inconsistent with the concept that you may close the offer at any time once you have sold the minimum number of shares and then sell shares held by the selling shareholder rather than continue to sell the shares of new issue.

Please revise your entire document to clearly indicate your intentions to which shares will be sold to purchasers and in what priority. In your response to us, please specify where in the document you have made changes, and what those changes are.

2.   Please revise the chart on page 4 to include a line item for the selling shareholder's shares.

3.   As previously requested in comment four of our letter dated September 16, 2010, please revise the second paragraph of the cover page to disclose the insured depository that will be used for the escrowed funds and shares.

4.   Since according to your disclosures Underhill Securities Corp. is not serving as an underwriter, please remove the information you have of them from the front cover of your prospectus. In the alternative, revise the cover to describe Underhill Securities as a best efforts selling agent and file your agreement with them as an exhibit to the Registration Statement.

The Offering, page 6

5.   Please delete the sentence in the first paragraph that begins, "In the event that any interest is earned on the funds in escrow…" You have indicated that no interest will be paid on any of the funds held in escrow; therefore you should have no discussions regarding any interest on funds held in escrow.

Potential Conflict of Interest, page 8

6.   Revise your registration statement in order to provide more detail regarding the current and likely future employment opportunities that Mr. Anderson has that may be a potential conflict of interest between you and Mr. Anderson.

Use of Proceeds, page 14

7.   Please revise this chart to include an entry for the difference between "Total Offering Proceeds" and "Net Offering Proceeds."

Plan of Distribution, page 14

8.   We note your disclosure that the offering is being made on a "self-underwritten basis." As such please clarify to us and in your registration statement what role Underhill Securities Corp. will have in the offering.

Plan of Distribution

9.   Include a separate paragraph that describes in detail what role Underhill Securities Corp. may have in the offering. Such disclosure would include any potential compensation Underhill Securities Corp. would receive for its services as selling broker.

Eric Anderson
LyonHeart Capital, Inc.
October 1, 2010
Page 3

Other Expenses of Issuance and Distribution, page II-1

10.   Please revise your registration statement to clarify the apparent discrepancy between your statement that "LyonHeart has agreed to pay all costs and expenses in connection with this offering." And the statement that "Eric Anderson is the source of the funds for the estimated costs."

In addition, we do not find your response to comment seven of our letter dated September 16, 2010 responsive. Therefore, please revise the entire document to include a discussion where appropriate of how the estimated offering costs of $18,000 will be paid.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3434 with any questions.

Sincerely,

Michael Clampitt
Senior Attorney

cc: *by facsimile only*
        Harold Geweter, Esq.
        (702) 382-1759